UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-39316

BURNING ROCK BIOTECH LIMITED

(Registrant’s Name)

No.5 Xingdao Ring Road North, International Bio Island

Guangzhou, Guangdong

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibit 1.1 of this current report on Form 6-K (the “Report”) shall be incorporated by reference into the Company’s registration statement on Form F-3, which became effective on September 30, 2022 (File no. 333-264577), and be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently furnished.

ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On November 7, 2022, Burning Rock Biotech Limited (the “Company” or “Burning Rock”) filed a prospectus supplement to sell up to an aggregate of US$100,000,000 of its American depositary shares (“ADSs”), each representing one Class A ordinary share, through an at-the-market equity offering program (the “ATM Program”). The ADSs will be offered through or to Cowen and Company, LLC (“Cowen”) as the sales agent pursuant to a sales agreement dated November 7, 2022 between the Company and Cowen (the “Sales Agreement”).

Pursuant to the Sales Agreement, sales of the Company’s ADSs, if any, under the ATM Program will be made from time to time, at the Company’s discretion, by means of ordinary broker transactions on or through the NASDAQ Global Market or other markets for its ADSs, sales made to or through a market maker other than on an exchange, or otherwise in negotiated transactions at market prices prevailing at the time of sale or at negotiated prices, or as otherwise agreed with the sales agent. Burning Rock intends to use the net proceeds from the sales of its ADSs for (i) research and development of its early cancer detection technologies, (ii) obtaining NMPA approvals for its cancer genotyping products, including completing related clinical trials, and (iii) other general and administrative matters.

The Company is not obligated to make any sales of the ADSs under the Sales Agreement. The offering of ADSs pursuant to the Sales Agreement will terminate upon the earlier of (a) the sale of all of the ADSs subject to the Sales Agreement and (b) the termination of the Sales Agreement by Cowen or the Company, as permitted therein.

The Company will pay Cowen a compensation equal to 3.0% of the gross proceeds of any ADSs sold under the Sales Agreement unless waived by Cowen under certain circumstances and has agreed to provide Cowen with customary indemnification and contribution rights.

The Company will also reimburse Cowen for certain specified expenses in connection with entering into the Sales Agreement. The Sales Agreement contains customary representations and warranties and conditions to the sale of the ADSs pursuant thereto.

The ordinary shares represented by ADSs will be offered under the Company’s shelf registration statement on Form F-3, which became effective on September 30, 2022 (File no. 333-264577). A prospectus supplement dated November 7, 2022 and a related base prospectus (included in the Company’s shelf registration statement on Form F-3) describing the terms of the offering have been filed with the Securities and Exchange Commission (the “SEC”).

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed herewith as Exhibit 1.1 to this Report on Form 6-K. This Report shall not constitute an offer to sell, or the solicitation of an offer to buy, the ADSs discussed herein, nor shall there be any offer, solicitation, or sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

European Economic Area

This Form 6-K has been prepared on the basis that any offer of the ADSs in any Member State of the European Economic Area will be made pursuant to an exemption under Regulation (EU) 2017/1129 (the “Prospectus Regulation”) from the requirement to publish a prospectus for offers of ADSs.

United Kingdom

This Form 6-K contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

This Form 6-K has been prepared on the basis that any offer of the ADSs in the United Kingdom will be made pursuant to an exemption under the Financial Services and Markets Act 2000 (the “FSMA”) and the Prospectus Regulation as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 from the requirement to publish a prospectus for offers of ADSs.

This Form 6-K is for distribution only to, and is only directed only at, persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity within the meaning of Section 21 of the FSMA in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This Form 6-K is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity relating to the Notes is available only to relevant persons and will be engaged in only with relevant persons.

EXHIBIT INDEX

Number	Description of Document

Exhibit 1.1	Sales Agreement, dated November 7, 2022, between Burning Rock Biotech Limited and Cowen and Company, LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Burning Rock Biotech Limited

	By:	/s/ Leo Li
	Name:	Leo Li
	Title:	Chief Financial Officer

Date: November 7, 2022

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